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11:
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. _____)*

Ballantyne of Omaha, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

058516105
(CUSIP Number)

George Guttman, 930 East 7th Street, Brooklyn, NY 11230 (917) 653-8745 (Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)


November 22, 2000, December 20, 28, 2000
(Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of dd240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
 See d240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a

reporting person's initial filing on this form with respect

to the subject class of securities, and for any subsequent

amendment containing information which would alter disclo-

sures provided in a prior cover page.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Sec-

tion 18 of the Securities Exchange Act of 1934 (the "Act")

or otherwise subject to the liabilities of that section of

the Act but shall be subject to all other provisions of the

Act (however, see the Notes).



SCHEDULE 13D

CUSIP NO. 058516105
        PAGE 2 OF 4 PAGES

                                   1.   NAME OF REPORTING PERSON

S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


George Guttman

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                             (a) ___
                             (b) ___

                                   3.   SEC USE ONLY


                                   4.   SOURCE OF FUNDS
 PF

                                    5.   CHECK BOX IF DISCLOSURE OF
LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

                                 X

                                    6.   CITIZENSHIP OR PLACE OF
ORGANIZATION

U.S.

                                   NUMBER OF      7.   SOLE VOTING
POWER
       SHARES                                          755,800
SHARES

BENEFICIALLY   8.   SHARED VOTING POWER           None

                                    OWNED BY EACH

                                   REPORTING      9.   SOLE
DISPOSITIVE POWER
                                   PERSON
              755,800 SHARES
                                   WITH           10.  SHARED
DISPOSITIVE POWER      None

    11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING

PERSON

755,800 Shares

     12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

CERTAIN SHARES*

                                 ___

 13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


6.0%

                                    14. TYPE OF REPORTING PERSON


IN





PAGE 3 0F 4 PAGES

                       ITEM 1.   SECURITY AND ISSUER.


Common Stock of Ballantyne of Omaha, Inc., 4350 McKinley Street,
Omaha, NE 68117


                        ITEMM 2.   IDENTITY AND BACKGROUND.


a.    George Guttman
b.    930 East 7th Street, Brooklyn, NY 11230
c.    Investor for own account.
d. Yes. In February 1999 pleaded guilty to the charge of making false statements to the Securities and Exchange Commission in a criminal proceeding in the United States District Court, Southern District of New York. Received a sentence of probation for 3 years.
e. Yes. In February 1998 was barred from association with a broker dealer by the NASD for failing to appear at an NASD disciplinary proceeding for alleged unauthorized trading.

                       ITEM 3.   SOURCE AND AMOUNT OF CONSIDERATION.


                                 Personal funds were used to
purchase the shares.


                       ITEM 4.   PURPOSE OF TRANSACTION.


                                 The shares were acquired for
investment.

a.    Additional securities may be purchased for investment.
b.    No
c.    No
d.    No
e.    No
f.    No
g.    No
h.    No
i.    No

                       ITEM 5.   INTEREST IN SECURITIES OF THE
ISSUER.

a.    755,800 shares   6.0%. The shares are owned by corporations of
   which George Guttman is the sole shareholder, officer and director, as follows: Growth International Ltd.-188,300 shares; Jericho
Partners
   Ltd.-472,700 shares; and C-Saw Investment (US) Ltd.-94,800 shares. All of the corporations are New York corporations.
b. Sole voting and dispositive power over 755, 800 shares. (See item a. above)
c. On November 22, 2000 55,000 shares were purchased in the open market at a price of $.50 per share for the account of C-Saw Investment (US)
Ltd. By
   the reporting person. On December 20, 2000 and on December 28,
2000 Jericho
   Partners Ltd. Purchased 40,000 shares at an average price of $.40 per share and 25,000 shares at an average price of $.48 per share. The purchases were made in the open market.
d.    Not applicable
e.    Not aplicable

                       ITEM 6.   CONTRACTS, ARRANGEMENTS,
UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO
                                 SECURITIES OF THE ISSUER.


None

                       ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.


None.




       PAGE 4 OF 4 PAGES

                       SIGNATURE

                       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                       Dated:  January   ,2001




                                                              GEORGE
GUTTMAN